Yandex and Sberbank Enter into Binding Agreement for Yandex.Market Joint Venture

Moscow and Amsterdam, December 13, 2017 — Yandex (NASDAQ: YNDX) today announced that it has entered into a binding agreement with Sberbank of Russia to form a joint venture based on the Yandex.Market platform. The parties previously announced their intention to pursue the transaction on August 9, 2017.

Pursuant to the definitive agreement, Sberbank will subscribe for new shares in Yandex.Market for 30 billion rubles (approximately $500 million), valuing it at 60 billion rubles (approximately $1 billion) on a post-money basis, before taking into account any potential future synergies. The two partners will own equal stakes in the company, with ten percent of the company’s shares to be issued to an equity incentive foundation and allocated for future grants of equity awards to management and employees of Yandex.Market.

Yandex.Market will engage in e-commerce, with a core focus on creating a B2C online retail marketplace.  In the Russian Federation, other CIS states, the Baltic states and Georgia, Yandex and Sberbank will engage in the core business solely through Yandex.Market.

Yandex.Market will continue to operate under the current management team led by Maxim Grishakov, its Chief Executive Officer. He will join the board of directors of Yandex.Market, which will also include three other representatives from Yandex and three representatives from Sberbank.

Yandex will continue to provide technology and branding, while both Yandex and Sberbank will provide promotion support to the joint venture. Both parties will utilize strength of their respective core businesses to boost growth of Yandex.Market going forward.

The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in the first half of 2018.

About Yandex.Market

Yandex.Market is one of the largest players in the Russian eCommerce market, with over 100 billion rubles GMV in the first nine months of 2017. Yandex.Market serves a monthly audience of over 20 million users, giving them access to over 20,000 domestic and international merchants and 150 million product offerings.

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

About Sberbank

Sberbank is Russia’s largest bank and a leading global financial institution. Sberbank holds almost one third of aggregate Russian banking sector assets, it is the key lender to the national economy and the biggest deposit taker in Russia. The Central Bank of the Russian Federation is

the founder and principal shareholder of Sberbank owning 50% of the Bank's authorized capital plus one voting share, with the remaining 50% held by domestic and international investors. Sberbank has more than 145 million customers in 22 countries. Sberbank has the largest distribution network in Russia with almost 15,000 branches, and its international operations include UK, US, CIS, Central and Eastern Europe, India, China, Turkey and other countries.

The Bank holds the general banking license No.1481 issued by the Bank of Russia. Official websites of the Bank: www.sberbank.com (Sberbank Group website),.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the closing of the proposed joint venture and the potential financial and operational development of the Yandex.Market business. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the risk of failure to obtain required regulatory approvals and close the proposed transaction; macroeconomic and geopolitical developments affecting the Russian economy; competitive pressures, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of December 13, 2017, and Yandex undertakes no duty to update this information unless required by law.

For press inquiries, please contact:

Yandex press office

Ekaterina Lebedeva, Asya Melkumova

+7 495 739-70-00

pr@yandex-team.ru